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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)


Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.


               The following interview was taken on April 23, 2002

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CNNfn

Kent Kresa Interviewed on `Market Call'

On April 23, 2002, Kent Kresa, Northrop Grumman chairman and CEO, appeared on CNNfn's "Market Call" to discuss Northrop Grumman's offer to acquire TRW, Inc.

Each morning, "Market Call" provides investors with all the latest, relevant stock upgrades and downgrades, the latest performance of overseas markets and access to roundtable talk about the morning's biggest business news.

RHONDA SCHAFFLER, CNNfn anchor, Market Call: Northrop Grumman's hostile bid for rival TRW is heating up.

Late Monday, TRW said it had signed a confidentiality agreement to open its books to an unnamed potential buyer other than Northrop [Grumman]. Northrop [Grumman] says it will not sign the agreement, in part because of the so-called "stand-still" clause. That clause typically prevents an interested buyer from pursing a hostile bid should the target company choose another suitor.

TRW responded by saying it was "deeply disappointed Northrop has chosen to negotiate the terms of our confidentiality agreement in the press." A TRW spokesperson tells "Market Call" the company has no further comment on the matter ahead of it shareholder vote on the deal. That is scheduled [for] tomorrow.

Joining us from Washington now to shed some light on his side of the story is chairman and CEO of Northrop Grumman Kent Kresa. It's very good to have you on MARKET CALL. Thanks for being here.

KENT KRESA: Nice to be here.

SCHAFFLER: You are one aggressive suitor, when it comes to TRW.

KRESA: Maybe that's true. We certainly think the property is terrific.


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We love the business they have. It will fit with us very well. So we'd really like to try and bring this together. As I've said before, if we can't, we have a great company the way it is. And we'll go on and do wonderful things by ourselves.

BARRY HYMAN, CNNfn guest host, Market Call: Kent, regarding your acquisition strategy, how is the Newport News acquisition going? The shipbuilding part of it seems to have some lower margins this quarter. Can you address that issue?

KRESA: Certainly. The Newport News acquisition is terrific in that it makes us the largest ship builder in the world, making all classes of ships for the Navy. The margins are actually quite good. They're not as high as we'd like.

But principally the concern has been in our Gulf port yards, where there have been some tough contracts that were taken some time ago by Litton. But we're working our way through those. And I believe the ship business will be excellent going forward.

SCHAFFLER: Kent, back to TRW for a moment. Right now, that stock is trading at $54 a share. So Wall Street has been betting that there will be a higher price, potentially, for TRW. How high are you willing to go?

KRESA: As we've said, this is our bid until we have an opportunity to do due diligence on this property to see if a higher bid is warranted. I've said that continuously. We will pay for proper numbers for any property that we acquire, but we will not overpay. So I frankly don't know that until we have an opportunity to do due diligence, and hopefully that can occur soon.

HYMAN: Kent, we've heard this story before. But just briefly explain what's the real significance of what TRW adds to your company.

KRESA: Principally, it's involvement as a space systems prime. Northrop Grumman is in the space business, principally through the sensors and the data transmission and the involvement with the data. What TRW brings is the systems prime part of space, which makes us a principal competitor to the likes of Lockheed Martin and Boeing.

So we'd be the third largest player in space. That's the main thing. Their information technology business is again world class, particularly their systems integration business. As you know,


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they've been involved in the missile program of America for years, for decades.
And that's a great capability to add to our capabilities in information technology.

SCHAFFLER: A bigger-picture view for a moment. We know the defense industry, a couple of years ago, went through a lot of consolidation. We are in a different environment now, based on the fact that defense companies are doing well. We know defense spending is going up. Stocks are performing well. Do we expect to see mergers continue with or without this deal? What's the bigger picture industry issue, as far as growth going forward? It would seem, in many ways, you're in an advantageous position compared to some other executives in other industries.

KRESA: Certainly, our business is doing very well. The industry is up, as you know. As you've said correctly, the market seized the importance of this industry, and we are looking at a much-improved sales picture over the next few years.

Not only is the defense budget up, but there is great concern, as [you] know, for homeland security. And that's a budget that really has not put together yet, but it could add another $30 billion to the total business that we'll all be competing for.

So the whole industry is in a very positive state. With respect to any mergers or acquisitions that may go on, all of these things depend on specific interests of companies. It could happen, and then again, it could not. I think the important thing is that we have very healthy industry and great prospects.

SCHAFFLER: Kent, one final question. Ahead of that shareholder vote tomorrow, TRW tells it[s] [share]holders it can increase value by spinning off part of the company. What is the one message that you want to get out to a TRW shareholder about why a deal with Northrop Grumman is good for them?

KRESA: The principal issue is for us to have an opportunity to do due diligence on this property. That is what we've been pushing for very hard. All of these votes, essentially, are a strong statement to their board to allow a reasonable due diligence to occur so that we can come to a number, hopefully with the agreement of their board, that makes sense for this merger.

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I think people believe that the concept of breaking up the company into its individual components is a better idea. That was our original proposal. That is the one that the TRW board has embraced. So we're all agreeing that this is the right thing to do for the company for the future.

Our belief is that we can do it quicker and better and we can add more value to the shareholders than if TRW's board does that independently and spends a couple of years doing it. But the shareholders are going to speak tomorrow and then in a week or so for the special vote, which will go on. When we see that, we'll understand their views and we can move forward. Either we'll continue or we'll exit.

SCHAFFLER: Kent Kresa of Northrop Grumman, chairman and CEO, thanks for sharing your thoughts with us.

KRESA: Thank you.